One AMD Place
P.O. Box 3453
Sunnyvale, California
94088-3453
Tel: 408-749-4000
www.amd.com

June 13, 2016
VIA E-MAIL AND FEDERAL EXPRESS
Martin James, Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:     Advanced Micro Devices, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2015
Filed February 18, 2016
File No. 001-07882

Ladies and Gentlemen:
On behalf of Advanced Micro Devices, Inc. (the “Company”), we are hereby responding to the letter dated June 2, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the year ended December 26, 2015 (the “Form 10-K”). For ease of review, the Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Commission’s letter. The Company’s responses follow each of the Staff’s comments.
Form 10-K for the fiscal year ended December 26, 2015

Item 8. Financial Statements

Note 12. Segment Reporting, page 81

1.
We note that you currently include your reconciling items within a single amount labeled ‘All Other.’ In future filings please separately identify and describe any significant reconciling items included in this amount as required by ASC 280-10-50-31.

Response: In response to the Staff’s comment, the Company advises the Staff that it currently separately identifies significant reconciling items included in "All Other category” in the second paragraph of Note 12, Segment Reporting on page 81 of the Form 10-K. Additionally, in the Management Discussion and Analysis of Financial

June 13, 2016

Condition and Results of Operations (“MD&A”), “All Other” section on page 40 of the Form 10-K, the Company quantifies and describes the nature of the reconciling items. In future filings, the Company will separately identify and describe any significant reconciling items included in “All Other” section in Segment Reporting note.

1.	If depreciation is included in your measure of segment operating income (loss) then please disclose this amount in future filings. Refer to ASC 280-10-50-22.
Response: In response to the Staff’s comment, the Company notes that it includes the amount of depreciation and amortization expense in each segment’s results. The Company did not disclose the amount of depreciation and amortization expense included in its segment results because the Company does not separately track depreciation and amortization expense by segment. The Company tracks its operating costs by functions/cost centers. To determine operating income by segment, these functional/cost center costs, including depreciation and amortization expenses, are allocated across the segments. The Company bases the allocation primarily on certain factors such as headcount, revenue and manufacturing cost. Depending on the nature of the cost centers, there could be more than one layer of allocation performed. For fiscal 2015, total depreciation and amortization expense was $167 million compared to total cost of sales and operating expense of $4.5 billion, or approximately 4% of total expense, which is not significant to total cost of sales and operating expense. As a result, the Company concluded that additional disclosure of depreciation and amortization expense would not have a meaningful impact on the understanding of its segment reporting. The Company's position is consistent with its response on April 25, 2012 to the SEC’s comment letter dated April 12, 2012.

2.
With respect to your disclosures about major customers under ASC 280-10-50-42, it is not clear whether the amounts shown reflect the same or different customers in each period. Please revise future filings to show the amount for each customer for each period shown.

Response: In response to the Staff’s comment, the Company confirms that the amounts shown in Note 12, Segment Reporting on page 82 of the Form 10-K reflect the same customers in each period. The Company discloses that Sony and Microsoft each accounted for more than 10% of consolidated revenues in Part I. Business under “Customers” section on page 8 of the Form 10-K. In future filings, the Company will clarify in Segment Reporting note whether the amounts shown reflect the same or different customers in each period and will revise future filings to show the amount for each customer for each period shown.

Note 13. Stock-Based Incentive Compensation Plans, page 82

3.
You disclose that the risk-free interest rate is based upon observed interest rates commensurate with the term of your employee stock options. Please tell us the nature of the observed interest rates you use and clarify your disclosure in future filings. Refer to ASC 718-10-50-2(f)(2)(iv) and 718-10-55-28.

Response: In response to the Staff’s comment, the Company confirms that the risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon yield curve with a term that approximates the

June 13, 2016

expected life of the option grant at the date closest to the option grant date. In future filings, the Company will clarify the nature of the observed interest rates used.
*        *        *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 749-2004, by email at devinder.kumar@amd.com, or by fax to my attention at (408) 749-7290 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Devinder Kumar
Devinder Kumar
Senior Vice President, Chief Financial Officer and Treasurer

cc:     Darla Smith, Advanced Micro Devices, Inc.
Dmitriy Gladchenko, Advanced Micro Devices, Inc.
Harry A. Wolin, Esq., Advanced Micro Devices, Inc.
Linda Lam, Esq., Advanced Micro Devices, Inc.
Suhani Akhare, Esq., Advanced Micro Devices, Inc.